EXHIBIT 99.4
Notice to ASX/LSE

20 January 2022

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMR / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each or Rio Tinto Limited ordinary shares (‘shares’). Shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (‘matching shares’), conditional upon satisfying the terms of myShare. The matching shares are subject to a three-year holding period, and vest after this period.

The following PDMR / KMPs acquired Rio Tinto shares under myShare and were allocated the same number of matching share awards as follows:

Security	Name of PDMR / KMP	Number of shares	Matching shares	Price per share Add currency	Date of transaction
Rio Tinto plc shares	Baatar, Bold	6.898566	6.898566	54.3591 GBP	17/01/2022
Rio Tinto plc shares	Barrios, Alfredo	17.089501	17.089501	54.3591 GBP	17/01/2022
Rio Tinto plc shares	Cunningham, Peter	6.898566	6.898566	54.3591 GBP	17/01/2022
Rio Tinto Limited shares	Kaufman, Sinead	12.731985	12.731985	109.8022 AUD	17/01/2022
Rio Tinto plc shares	Stausholm, Jakob	6.898566	6.898566	54.3591 GBP	17/01/2022
Rio Tinto plc shares	Vella, Ivan	14.390782	14.390782	54.3591 GBP	17/01/2022

Upon vesting, on 17 January 2022, the following PDMR / KMPs received matching shares under myShare, of which sufficient were sold on 18 January 2022 to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	No: of Matching Shares Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share Sold	No: of Shares Retained
Rio Tinto plc shares	Baatar, Bold	19.2795	24.6456	10.351005	53.9751 GBP	14.294595
Rio Tinto plc shares	Barrios, Alfredo	19.1839	24.5237	7.96032	53.9751 GBP	16.56338
Rio Tinto plc shares	Cunningham, Peter	9.6397	12.3225	5.175414	53.9751 GBP	7.147086
Rio Tinto Limited shares	Kaufman, Sinead	17.4335	21.8987	0	-	21.8987
Rio Tinto plc shares	Trott, Simon	24.9403	31.8824	7.014097	53.9751 GBP	24.868303
Rio Tinto Limited shares	Vella, Ivan	14.9644	18.7971	9.152647	109.65 AUD	9.644453

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the plan rules.

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares). Qualifying UK employees are also awarded Free Shares once a year.

The following PDMR / KMPs purchased Rio Tinto plc shares under the UKSP and were allocated the same number of matching shares as follows:

Security	Name of PDMR	Number of Shares Acquired	Matching shares	Price per Share	Date of transaction
Rio Tinto plc shares	Baatar, Bold	7	7	54.3591 GBP	17/01/2022
Rio Tinto plc shares	Stausholm, Jakob	7	7	54.3591 GBP	17/01/2022

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE Page 2 of 3

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia
Natalie Worley
M +61 409 210 462

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

Notice to ASX/LSE Page 3 of 3